[Letterhead of Chadbourne & Parke LLP]

November 5, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NPS Pharmaceuticals, Inc.
Registration Statement on Form S-3
File Number 333-146235

Dear Mr. Riedler:

                    On behalf of NPS Pharmaceuticals, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (“Amendment No. 2”) to the Form S−3 Registration Statement that was originally filed by the Company on September 21, 2007 (the “Registration Statement”).  Enclosed supplementally with the hard copy of this letter is a clean copy of Amendment No. 1, as well as a blacklined copy of Amendment No. 2 showing the changes that were made to Amendment No. 1 to the Registration Statement.

                    The following are the Company’s responses to the Staff’s comment to Amendment No. 1 to the originally filed Registration Statement, as set forth in the Staff’s letter of November 2, 2007.  For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to the comment directly follows the applicable text.

Form S-3

1.

We note your response to comment 8 and your revised disclosure on page 21, including your disclosure that the amount held by non-affiliates of the company or the selling shareholders totals 44,183,212.  However, we note the disclosure you include on page 46 of your proxy statement filed in April 2007 in the Security Ownership of Certain Beneficial Owners and Management table where you indicate that Wellington Management has beneficial ownership of 4,969,670 shares and also has investment and dispositive power over the 4,455,200 shares held in OrbiMed Advisors LLC’s name.  Please revise your calculation of the total amount held by non-affiliates on page 21 of your S-3 to take in account the amount of shares controlled by Wellington Management.

Securities and Exchange Commission	November 5, 2007

Response:  Please note that the 4,969,670 shares controlled by Wellington Management have been subtracted from the total number of shares held by non-affiliates disclosed on page 21.  The number subtracted does not include any shares controlled by OrbiMed Advisors LLC as Wellington Management has no control over those shares.  In the Company’s proxy statement filed in April 2007 the text to footnotes 2 and 3 was inadvertently reversed.  This error created the incorrect impression that Wellington has control over shares actually controlled by OrbiMed Associates LLC.  There is no common control between the two entities.  The Company believes that OrbiMed Advisors LLC controlled less than 10% of the Company’s stock at the time of the private placement and therefore has not subtracted their shares from the total of outstanding shares held by non-affiliates.

                    Please contact me at 212-408-5527 or my colleague Joanna Wylomanska at 212-408-2334, if you have any questions.  If you have any additional comments, please fax them to my attention at 646-710-5527.

Very truly yours,

William Greason

cc (w/encls.):	Suzanne Hayes
Song Brandon

2